RECEIVED MAR 0 1 2013 SEC MAIL PROCESSING SECTION WASH., D.C. 193

13013384

UNITE.
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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SEC FILE NUMBER
8-11539

A6 3/7

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BC Securities, INC. ~~BAY COLONY SECURITIES CO., INC.~~

OFFICIAL USE ONLY
FIRM ID. NO.
2493

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Walden Drive
(No. and Street)

S. Easton (CITY) MA (state) 02375 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT C. AUDITORE 1-508-400-4344 (Area Code - Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
- XX Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OD 3/11/13

## OATH OR AFFIRMATION

I, Robert C. Auditore swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Bay Colony Securities Co., Inc., as of December 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

2-19-13

12-14-2018

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

**Harvey E. Karll CPA, PC.**

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

**Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3**

Board of Directors
Bay Colony Securities Co., Inc.
S. Easton, MA

In planning and performing my audit of the financial statements of Bay Colony Securities Co., Inc. for the year ended December 31, 2012, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule l5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 12, 2013

Bay Colony Securities Co., Inc.

Audited Financial Statements

For the Year Ended December 31, 2012

Bay Colony Securities Co., Inc.
Audited Financial Statements
For the Year Ended December 31, 2012

* * * TABLE OF CONTENTS * * *

# Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043


Board of Directors
Bay Colony Securities Co., Inc.
S. Easton, MA

I have audited the accompanying statement of financial condition of Bay Colony Securities Co., Inc., as of December 31, 2012, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

**Opinion**

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bay Colony Securities Co., Inc., as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Report on Other Legal and Regulatory Requirements**

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information Schedules I, and II is fairly stated in all material respects in relation to the financial statements taken as a whole.

Harvey E. Karll, CPA, P.C.

Harvey E. Karll, CPA, PC
Newburyport, MA

Date: February 12, 2013

Bay Colony Securities Co., Inc.
Statement of Financial Condition
December 31, 2012

Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 583 |
| Cash - restricted | | 15,001 |
| Commission receivable | | 2,116 |
| FINRA receivable | | 2,020 |
| Furniture and equipment, at cost, less accumulated depreciation of $16,940 | | - |
| | $ | 19,720 |

Liabilities and Stockholder's Equity

| | | | |
|---|---|---|---|
| Liabilies: | | | |
| Commissions payable & accrued expenses | | $ | 9,116 |
| Stockholder's Equity: | | | |
| Common stock, $1 par value, authorized, issued and outstanding 1,000 shares | 1,000 | | |
| Additional paid-in capital | 164,985 | | |
| Accumulated deficit | (155,381) | | 10,604 |
| | | $ | 19,720 |

See accompanying notes and independent accountants' report

Bay Colony Securities Co., Inc.
Statements of Income
For The Year Ended December 31, 2012

| | | |
|---|---|---|
| Revenues | | |
| Commissions income | $ | 267,942 |
| Other income | | 90,342 |
| | | 358,284 |
| Expenses: | | |
| Commissions | | 290,860 |
| Clearing and execution costs | | 856 |
| Regulatory expenses | | 30,321 |
| Other expenses | | 40,852 |
| | | 362,889 |
| Net Income (Loss) before income taxes | | (4,605) |
| Provision for income taxes | | 1,455 |
| Net Income (Loss) | $ | (6,060) |

See accompanying notes and independent accountants' report

Bay Colony Securities Co., Inc.
Statement of Changes in Stockholders' Equity
December 31, 2012

| | Common Stock Shares | Common Stock Amount | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| Balance - beginning of year | 1,000 | $ 1,000 | $ 214,985 | $ (149,320) | $ 66,665 |
| Net income (loss) | | | | (6,060) | (6,060) |
| Reduction in paid in capital | | | (50,000) | | (50,000) |
| Balance - end of year | 1,000 | $ 1,000 | $ 164,985 | $ (155,380) | $ 10,605 |

See accompanying notes and independent accountants' audit report.

Bay Colony Securities Co., Inc.
Statements of Cash Flows
For The Twelve Months Ended December 31, 2012

| | | Year to Date |
|---|---|---|
| **Cash Provided from Operations** | | |
| Net Income | $ (6,062) | |
| Adjustments | | |
| Add: | | |
| Marketable securities | 113 | |
| Commissions receivable | 74,921 | |
| Due to affiliate | 50,000 | |
| Prepaid insurance | 3,356 | |
| Accrued expenses | 7,000 | |
| Less: | | |
| Due from FINRA | (2,020) | |
| Accrued commissions | (81,839) | |
| **Cash from Operations** | | **45,469** |
| **Cash Flows - Invested** | - | |
| **Investing Cash Flows** | | - |
| **Cash Flows - Financing** | | |
| Additional paid in capital | (50,000) | |
| **Financing Cash Flows** | | **(50,000)** |
| **Cash Increase (Decrease)** | | **(4,531)** |
| **Cash - Beginning of Year** | | |
| Cash - checking | 5,046 | |
| Cash - Mesirow | 68 | |
| Total beginning of year | | **5,114** |
| Cash on Statement Date | | **$ 583** |

See accompanying notes and independent accountants' report

## 1. NATURE OF BUSINESS

The Company was incorporated under the laws of the Commonwealth of Massachusetts on November 1, 1996. The Company primarily sells financial products, mostly mutual funds and variable life insurance to institutional investors. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company receives commissions and trail fees from the sales of the financial products.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue and Cost Recognition

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Income from variable life insurance products is recorded on the policy date.

### Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2012, the Company had nothing in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Depreciation

The fixed assets of the Company are recorded at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expensed as incurred. The estimated useful lives of the Company's assets are as follows:

| | |
|---|---|
| Office equipment | 5 years |

Depreciation expense for the fourteen month period ended December 31, 2012 is $0.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

4. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

5. CASH FLOWS

Cash paid for Interest and Income Taxes is as follows:

| | |
|---|---|
| Interest | $ 0 |
| Income Taxes | $ 1,455 |

6. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $8,584 at December 31, 2012, which exceed required net capital of $5,000 by $3,584. The ratio of aggregate indebtedness to net capital at December 31, 2012 was 1.06 to 1.0.

7. RELATED PARTY TRANSACTIONS

An affiliate company, Bay Colony Partners, LLC, pays rent on the office the Company shares with the affiliate company.

Approximately $90,000 of Other Income represents Management Fees charged to the affiliate, Bay Colony Partners, LLC.

The Company and its affiliate, Bay Colony Partners, LLC, are under common control and the existence of this control could result in operating results or financial position of the entity significantly different from those that would have been obtained if the entities were autonomous.

8. ADVERTISING

The company's policy is to expense the cost of advertising as it is incurred. Advertising for the year ended December 31, 2012 is $0.

9. CLEARING AGREEMENT AND RESTRICTED CASH

The Company has entered into a one year clearing agreement with RBC Correspondence Services, whereby the Company executes all customer trades through RBC. Net commissions earned are credited to an account in the Company's name at RBC. The agreement will be automatically extended for one year periods unless terminated by a third party notice by either party. Under this agreement the Company is required to keep a minimum balance of $15,000. As of December 31, 2012 the balance was $15,001.

10. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 12, 2013, the date on which the financial statements were available to be issued.

## 11. INCOME TAXES

The current provision for income tax expense included in the statement of income as determined in accordance with ASC 740, Accounting for Income Taxes, is as follows:

| | |
|---|---|
| Federal | $ 0 |
| State | 1,455 |
| | $ 1,455 |

Management believes it is more likely than not that the net deferred tax assets will not be realized through taxable income generated in future years or by off-setting deferred tax liabilities.

At December 31, 2012, the Company had net operating loss carryforward of $85,917 that may be used to offset future income. The loss carryforward will expire as follows:

| Amount | Year Expires |
|---|---|
| $ 25,731 | 10-31-2017 |
| 7,201 | 10-31-2021 |
| 2,312 | 10-31-2022 |
| 46,068 | 12-31-2023 |
| 4,605 | 12-31-2024 |
| $ 85,917 | |

| | |
|---|---|
| Deferred tax assets before valuation allowance | $ 12,887 |
| Less: Valuation allowance | ( 12,887) |
| Net deferred tax assets | $ 0 |

No benefit of income taxes has been recorded due to the uncertainty of the realization of any tax assets.

The Company continues to be subject to federal or state tax examinations by taxing authorities for years 2009, 2010 and 2011.

## 13. FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

Fair Value Measurements on a Recurring Basis
As of December 31, 2012

| | Level 1 | Level 2 | Level 3 | Netting and Collateral | Total |
|---|---|---|---|---|---|
| Assets | | | | | |
| Cash segregated under federal and other regulations | $ 15,001 | $ 0 | $ 0 | $ 0 | $ 15,001 |
| Totals | $ 15,001 | $ 0 | $ 0 | $ 0 | $ 15,001 |
| Liabilities | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 |

14. YEAR END CHANGE

The Company changed its year end from October 31 to December 31; this change was approved by FINRA.

15. EXPENSE SHARING AGREEMENT

There is an expense sharing agreement between the Company and its affiliate, Bay Colony Partners, LLC effective September 19, 2011 whereby the affiliate will pay certain overhead expenses and 10% will be charged to the Company. The Company is responsible for all costs related to the broker dealer. At December 31, 2012, there was nothing payable to the affiliate.

As of September 19, 2011, all commissions are being paid by the affiliate, Bay Colony Partners, LLC.

# SUPPLEMENTARY INFORMATION

Bay Colony Securities Co., Inc.
Schedule I
Computation of Net Capital
December 31, 2012

| | | |
|---|---|---|
| Total stockholder's equity | $ | 10,604 |
| Nonallowable assets | | 2,020 |
| Net capital | | 8,584 |
| Less: Capital requirement | | 5,000 |
| Excess capital | $ | 3,584 |
| Aggregate indebtedness | $ | 9,116 |
| Ratio of aggregate indebtedness to net capital | | 1.06 to 1.0 |

There is no material difference between the audited net capital and the net capital reported on the quarter ended December 31, 2012 Focus Report.

See accompanying notes and independent accountants' report

Schedule II
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Bay Colony Securities Co., Inc.
As of 12/31/12

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)—Limited business (mutual funds and/or variable annuities only) __4550

B. (k)
(2)(i)—"Special Account for the Exclusive Benefit of customers" maintained __4560

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) X 4570

| Clearing Firm SEC#s | Name | Product Code | |
|---|---|---|---|
| 8-____ [4335A] | RBC Correspondence Services [4335A2] | All | [4335B] |
| 8-____ [4335C] | [4335C2] | | [4335D] |
| 8-____ [4335E] | [4335E2] | | [4335F] |
| 8-____ [4335G] | [4335G2] | | [4335H] |
| 8-____ [4335I] | [4335I2] | | [4335I] |

D. (k) (3) Exempted by order of the Commission __4580